NK 3/7-02

AB



02003282

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2002

365

SEC FILE NUMBER
8-22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STOFAN, AGAZZI + COMPANY INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 GLENWOOD AVENUE, P.O. BOX 2459
(No. and Street)

JOLIET	ILLINOIS	60434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. STOFAN (815) 729-1266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name — *if individual, state last, first, middle name*)

3077 WEST JEFFERSON ST., SUITE 105, JOLIET, ILLINOIS 60435
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. AGAZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOFAN, AGAZZI & COMPANY, INC., as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

SECRETARY

Title

Notary Public


OFFICIAL SEAL
IRENE E. CELANDER
NOTARY PUBLIC, STATE OF ILLINOIS
My Comm. Expires 6-19-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS REPORT - PART II
Firm and Filing Information
STOFAN, AGAZZI & COMPANY, INC. Firm ID: 007596

This report is being filed pursuant to (check one):

1	Rule 17a-5(a)	X	4	Special request by designated examining authority
2	Rule 17a-5(b)			
3	Rule 17a-11		5	Fifth Focus

Period Beginning: 01/01/01
Period Ending: 12/31/01
Have you been a member for fewer than 12 months? Y/(N) N

Broker-Dealer Name: STOFAN, AGAZZI & COMPANY, INC.
Firm I.D.: 007596
District I.D.: 8A

Contact Name: GEORGE M. STOFAN
Contact Phone: (815)729-1266 Ext.

Consolidated:
Unconsolidated: X

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): N/A Phone Number:

Does respondent carry its own customer accounts? Yes: No: X

Check here if respondent is filing an audited report: X

Is net capital requirement calculated using
(B)asic or (A)lternative method? B

FOCUS REPORT - PART II
Assets
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

		Allowable	Non-allowable	Total
1	Cash	$ 264,455	$ 100	$ 264,555
2	Cash seg'd in compliance with regulations			
3	Rec fr brokers & dealers and clearing orgs.			
	A Failed to deliver:			
	1 Includable in formula for reserve requirements			
	2 Other			
	B Securities borrowed:			
	1 Includable in formula for reserve requirements			
	2 Other			
	C Omnibus accounts:			
	1 Includable in formula for reserve requirements			
	2 Other			
	D Clearing organizations:			
	1 Includable in formula for reserve requirements			
	2 Other			
	E Other	80,813	-	80,813
4	Rec from customers			
	A Securities accounts:			
	1 Cash and fully secured accounts			
	2 Partly secured accounts			
	3 Unsecured accounts			
	B Commodities accounts			
	C Allowance/doubtful accounts			
5	Rec from non-customers			
	A Cash and fully secured accounts	-	-	-
	B Partly secured and unsecured accounts			

		Allowable	Non-allowable	Total
6	Sec purchased under agreement to resell			
7	Securities and spot commod owned at market value:			
	A Bankers accept, cd's and commercial paper			
	B U.S. and Canadian goverment obligations			
	C State and municipal government obligations			
	D Corporate obligations			
	E Stocks and warrants			
	F Options			
	G Arbitrage			
	H Other securities			
	I Spot commodities			
8	Securities owned not readily marketable			
	A At cost			
	B At estimated fair value			
9	Other investments not readily marketable			
	A At cost			
	B At estimated fair value			
10	Sec borrowed under subordinate agreements and partners individual and capital security accounts at market			
	A Exempt securities			
	B Other			
11	Secured demand notes - market value of collateral			
	A Exempted securities			
	B Other			

FOCUS REPORT - PART II
Assets
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

	Allowable	Non-allowable	Total
12 Memberships in Exch:			
A Owned at market value			
B Owned at cost	-	200	200
C Contributed for use of company at market value			
13 Inv in and rec fr affils, subs and assoc partnerships			
14 Property, furniture, equipment leasehold improvements and rights under lease agreements, at cost (net of acc dep and amort)	-	39,644	39,644
15 Other assets			
A Dividends and interest rec			
B Free shipments			
C Loans and advances			
D Miscellaneous	210,169	25,111	235,280
16 Total assets	$ 555,437	$ 65,055	$ 620,492

	Allowable	Non-allowable	Total
17 Bank loans payable			
A Includable in formula for reserve requirements			
B Other			
18 Repurchase agreements			
19 Payable to brkrs, dlrs or clearing orgs			
A Failed to receive:			
1 Includable in formula for reserve requirements			
2 Other			
B Securities loaned:			
1 Includable in formula for reserve requirements			
2 Other			
C Omnibus accounts:			
1 Includable in formula for reserve requirements			
2 Other			
D Clearing organizations:			
1 Includable in formula for reserve requirements			
2 Other			
E Other			
20 Payable to customers			
A Securities accounts incl. free credits of			
B Commodities accounts			
21 Payable to non-cust			
A Securities accounts			
B Commodities accounts			
22 Sec sold not yet purchased at market incl. arbitrage of			

FOCUS REPORT - PART II
Liabilities
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

	Allowable	Non-allowable	Total
23 Accounts pay and accured liabilities and expenses			
A Drafts payable			
B Accounts payable	$ 2,885	$ -	$ 2,885
C Income taxes payable			
D Deferred income taxes			
E Accrued expense and other liability	22,057	-	22,057
F Other			
24 Notes and mortgages payable			
A Unsecured			
B Secured			
25 Liabilities subordinated to the claims of general creditors:			
A Cash borrowings			
1 Fr outsiders			
2 Inc equity sub			
B Sec borrowings at market			
From outsiders:			
C SDN Coll agreements			
1 From outsiders			
2 Incl equity sub of			
D Exch memberships contrib for use of co. at market			
E Accounts and other borrowings not qual of met cap			
26 Total liabilities	$ 24,942	$ -	$ 24,942

FOCUS REPORT - PART II
Ownership Equity
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

			Total
27	Sole Proprietorship		
28	Partnership & limited partners		
29	Corporation		
	A	Preferred Stock	
	B	Common Stock	450
	C	Additional paid-in capital	89,550
	D	Retained earnings	540,847
	E	Total	630,847
	F	Less treasury stock	(35,297)
30	Total ownership equity		595,550
31	Total liabilities and ownership equity		$ 620,492

FOCUS REPORT - PART II
Income Statement
STOFAN, AGAZZI & COMPANY, INC.
REVENUE

From 01/01/01
To 12/31/01
Firm ID: 007596

Number of months included in this statement: 12

REVENUE

1		Commissions:	
	A	On listed equity sec executed on an exch	$ 453,286
	B	On listed equity sec executed on OTC	428,282
	C	On listed option transactions	72,405
	D	On all other securities	42,716
	E	Total securities commissions	996,689
2		Gains or losses on firm trading accts:	
	A	Fr mkt making in OTC equities	
	B	From trading in debt securities	
	C	Fr market making in options on national security exchange	
	D	From all other trading	
	E	Total gains and losses	
3		Gains or losses on firm investmt accts	
4		Profit or Loss fr underwriting or selling groups	
5		Margin interest	
6		Revenue from sale of investment company shares	546,277
7		Fees for acct supervision, investment advisory and admin services	
8		Revenue from research service	
9		Commodities revenue	
10		Other revenue related to sec business	
11		Other revenue	79,883
12		Total revenue	$ 1,622,849

FOCUS REPORT - PART II
Income Statement
STOFAN, AGAZZI & COMPANY, INC.
EXPENSES

From 01/01/01
To 12/31/01
Firm ID: 007596

13	Registered representatives' compensation	$ 552,217
14	Clerical and adminsitrative expenses	201,937
15	Salaries & other employment costs for gen ptners & voting stockholder officers	330,467
	A Incl interest credited to general and Ltd. Partners cap accounts	
16	Floor brokerage paid to certain brokers	
17	Commissions and clearance paid to all other brokers	
18	Clearance paid to non-brokers	98,883
19	Communications	12,838
20	Occupancy and equipment costs	102,397
21	Promotional costs	40,107
22	Interest expense	
	A Incl interest on accounts subject to subordination agreement	
23	Losses in error accounts and bad debts	235
24	Data processing costs, incl service bureau	
25	Non-recurring charges	
26	Regulatory fees and expenses	15,992
27	Other expenses	261,066
28	Total expenses	$ 1,616,139

FOCUS REPORT - PART II
Income Statement
STOFAN, AGAZZI & COMPANY, INC.
NET INCOME

From 01/01/01
To 12/31/01
Firm ID: 007596

29	Income (loss) before Federal Taxes	$ 6,710
30	Provision for Fed Inc Taxes(parent only)	6,470
31	Equity in earnings(losses) of unconsol subs A After Federal income taxes of	
32	Extraordinary gains(losses) A After Federal income taxes of	
33	Cumulative effect of changes in accounting prin	
34	Net income/loss after Federal income taxes & extraordinary items	$ 240

FOCUS REPORT - PART II
Computation for Determination of Reserve
Requirements for Brokers-Dealers Under Rule 15c3-3
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

EXEMPTIVE PROVISIONS:

35 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "x":

A (k)(1) - Limited business (mutual funds and/or variable annuities only)

B (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis X

Clearing Firm SEC #s	Product Code
8-00975	G
8-	
8-	
8-	
8-	

Product Codes: A=All, O=Options, M=Municipals, G=General Securities, X=other

D (k)(3) - Exempted by order of the Commission

State the market value and the number of items of:

1 Customers' fully paid securities and excess margin sec's not in respondent's poss or control as of the report date, for which inst were issued as of report date but for which the req's action was not taken by respondent within the time frams specified under Rule 15c3-3.
(See Help:Notes A & B)
A Number of items

2 Customers' fully paid sec's excess margin sec's for which instr to reduce to poss or control had not been iss'd as of the report date, excluding items arising from "temporary lags resulting from normal business operation" as permitted under Rule 15c3-3. (See Help:Notes B, C & D)
A Number of items

3 Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N) Yes No

CREDIT BALANCES

1 Free and other credit balances in custs' sec accounts (See Note A, Exhibit A, Rule 15c3-3)

2 Monies borrowed collateralized by sec's carried for the accounts of customers (See Note B, Exhibit A, Rule 15c3-3)

3 Monies pay against custs sec's loaned (See Note C, Exhibit A, Rule 15c3-3)

4 Custs' secs failed to receive (See Note D, Exhibit A, Rule 15c3-3)

5 Credit balances in firm accounts which are attributable to principal sales to customers

6 Market value of stk divs, splits and similar distribs rec outstanding > 30 cal days

7 Market value of short sec count differences over 30 calendar days old (Alternative filers, see help)

8 Market value of short secs and credits in all suspense accounts > 30 calendar days (alternative filers, see help)

9 Market value of secs in transfer in excess of 40 calendar days and not confirmed to be in transfer during the 40 days

10 Other (list)

Description	Amount

11 Total credits $

FOCUS REPORT - PART II
Computation for Determination of Reserve
Requirements for Broker - Dealers Under SEC Rule 15c3-3
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

DEBIT BALANCES

12 Debit balances in custs' cash and margin accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3

13 Sec's borrowed to effect short sales by custs and sec's borrowed to make delivery on custs' sec fail to del

14 Failed to deliver of custs' secs not older than 30 calendar days

15 Margin req and on deposit with OCC for all option contracts written or purchased in cust accounts (See Note F, Exhibit A Rule 15c3-3)

16 Other (list)

Description	Amount

17 Aggregate debit items (alternative files, see help)

18 Less 3% (for altern method only) ________

19 Total 15c3-3 Debits $ ________

RESERVE COMPUTATION

20 Excess of total debits over total credits (line 19 less line 11)

21 Excess of total credits over total debits (line 11 less line 19)

22 If monthly computation, 105% of total credits over total debits

23 Amount held on deposit in Reserve Bank account(s), include valeu of qual secs at end of reporting period

24 Amount of deposit (or withdrawal) incl $ value of qualified securities

25 New amount in Reserve Bank account(s) after deposit or withdrawal incl $ val of qualified secs

26 Date of deposit (MM/DD/YY)

FREQUENCY OF COMPUTATION (Mark one with an "x")

Daily Weekly Monthly

1	Total ownership equity (o/e)		$ 595,550
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		595,550
4	Add:		
	A Allowable subordinated liabilities		
	B Other deductions or credits		
	Description Amount		
5	Total cap & allowable subloans		595,550
6	Deductions &/or charges		
	A Total non-allowable assets	62,055	
	B Aged fail to deliver		
	C Aged short sec differences		
	D Secured demand note deficiency		
	E Commodity futures contracts and spot commod proprietary cap charges		
	F Other deductions &/or charges		(62,055)
7	Other additions &/or allowable credits		
	Description Amount		
8	Net capital before haircuts		533,495

9 Haircuts on securities:
- A Contractual commitments
- B Subordinated debt
- C Trading and investment sec:
  - 1 Bankers Accept, CD's and commercial paper
  - 2 U.S. and Canadian gov't obligations
  - 3 State and municipal gov't obligations
  - 4 Corporate obligations
  - 5 Stocks and warrants
  - 6 Options
  - 7 Arbitrage
  - 8 Other securities
- D Undue concentration
- E Other

Description	Amount

10 Net Capital $ 533,495

FOCUS REPORT - PART II
Computation Of Basic Net Capital Requirement
STOFAN, AGAZZI & COMPANY, INC.

As of 12/31/01

Firm ID: 007596

11	Minimum net capital required:(based on 6 2/3% of Aggregate Indebtedness)	1,663
12	Minimum Dollar Requirement	250,000
13	Net Cap reqmt (greater of line 11 or 12)	250,000
14	Excess net capital (line 10 less line 13)	283,495
15	Exc net cap @ 1000% (net cap - 10% of AI)	531,000

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	24,942
17	Add:	
	A Drafts for immediate credit	
	B Mkt val of sec borrowed where no equiv value is paid or credited	
	C Other unrecorded amounts Description Amount	
18	Deduct: Adjustment based on deposits in special reserve bank accounts (15c3-19(c)(1)(viii))	
19	Total Aggregate Indebtedness	$ 24,942
20	Percentage of aggregate indebtedness to net capital	4.68
21	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	
22	2% of Agg Debit Items fr Reserve Formula	
23	Min dollar NC req of B/D & subsidiaries	
24	Net cap reqmt (greater of line 22 or 23)	
25	Excess NC (net cap - required net cap)	

26 Percentage of NC to agg debit items

27 Percentage of net cap after entire withdrawals
to agg debit items

28 NC in excess of 5% Agg Dr It or $120,000

FOCUS REPORT - PART II
Scheduled Capital Withdrawals & Maturing Subordinations
STOFAN, AGAZZI & COMPANY, INC.

12/31/01
Firm ID: 007596

Withdrawal /Accrual Code	Name of Lender Contributor	In or Out	Amount to be Withdrawn	Withdrawal/ Expect Maturity to Date	Renew?

FOCUS REPORT - PART II
RECAP - Scheduled Capital
Withdrawals & Maturing Subordinations
STOFAN, AGAZZI & COMPANY, INC.

From: 01/01/01
To: 12/31/01
Firm ID: 007596

---

1 Equity capital
- A Partnership capital
  - 1 General partners
  - 2 Limited
  - 3 Undistributed profits
  - 4 Other (list)

    Description Amount

  - 5 Sole Proprietorship
- B Corporation capital
  - 1 Common stock
  - 2 Preferred stock
  - 3 Retained earnings (dividends and other)
  - 4 Other (list)

    Desciption Amount

2 Subordinated liabilities
- A Secured demand notes
- B Cash subordinations
- C Debentures
- D Other (list)

  Description Amount

3 Other anticipated withdrawals
- A Bonuses
- B Volunary contributions to pension or profit sharing plans
- C Other (list)

  Description Amount

Total $

FOCUS REPORT - PART II
Statement of Changes in Ownership Equity / Subordinated Liabilities
STOFAN, AGAZZI & COMPANY, INC.

From: 01/01/01
To: 12/31/01
Firm ID: 007596

Statement of Changes in Ownership Equity

1	Balance, beginning of period	$ 595,310
	A Net income	240
	B Additions, incl non-conforming capital of	
	C Deductions, incl non-conforming capital of	
2	Balance, end of period	$ 595,550

Statement of Changes in Subordinated Liabilities

3	Balance, beginning of period	-
	A Increases	
	B Decreases	
4	Balance, end of period	$ -

SEGREGATION REQUIREMENTS

1 Net ledger balance
   A Cash
   B Securities (at market)

2 Net unrealized profit (loss) in open futures contracts traded on a contract market

3 Exchange traded options
   A Add: Market value of open option contracts purchased on contract market
   B Subt: Market value of open option contracts granted (sold) on contract market

4 Net equity (deficit)

5 Add account liquidating to a deficit and accounts with debit balances with no open trades

6 Amount required to be segregated

FUNDS ON DEPOSIT IN SEGREGATION

7 Deposited in segregated funds bank accounts
   A Cash
   B Secs representing investments of customers' funds (at market)
   C Secs held for particular or options custs in lieu of cash (at market)

8 Margins on deposit with clearing orgs of contract markets
   A Cash
   B Secs representing investments of customers' funds (at market)
   C Secs held for particular or options custs in lieu of cash (at market)

9 Settlement due from (to) clearing orgs of contract markets

10 Exchange traded options
- A Add: Unrealized rec for contracts purchased
- B Subt: Unrealized obligs for contracts granted (sold)

11 Net equities with other FCMs

12 Segregated funds on hand
- A Cash
- B Secs representing investments of custs' funds (at market)
- C Secs held for particular custs in lieu of cash (at market) ________

13 Total amount in segregation (7 through 12) ________

14 Excess (insuff) funds in seg (13 minus 6) $________

FOCUS REPORT - PART II
Financial and Operational Data
STOFAN, AGAZZI & COMPANY

As of 12/31/01

Firm ID: 007596

		Valuation	Number
1	Month end total # of stock records brks unresolved over 3 business days		
	A Breaks long		
	B Breaks short		
2	Does firm comply with Rule 17a-13 regarding periodic count and verification of secs positions and locations at least once per calendar quarter? Y N		
	Number		
3	Personnel employed at end of reporting period		
	A Income producing		
	B Non-income producing (all other)		
	C Total		
4	Actual number of tickets executed during current month of reporting period		
5	Number of corrected customer confirms mailed after statement date		

		Number of Items	Dr/Sht Val
6a	Money differences		
7a	Security suspense accounts		
8a	Security difference accounts		
9a	Commodity suspense accounts		
10a	Open transactions with all counterparties which can result in a charge - unresolved amounts over 30 calendar days		
11a	Bank account reconcilations-unresolved amounts over 30 calendar days		

FOCUS REPORT - PART II
Financial and Operational Data
STOFAN, AGAZZI & COMPANY

As of 12/31/01

Firm ID: 007596

	No. of Items	Cr/Long Val
12a Open transfers over 40 calendar days not confirmed		
13a Transactions in reorganization account over 60 calendar days		
14a Total debit/long	$	$

	No. of Items	Cr/Long Val
6b Money differences		
7b Security suspense accounts		
8b Security difference accounts		
9b Commodity suspense accounts		
10b Open transactions with all counterparties which can result in a charge - unresolved amounts over 30 calendar days		
11b Bank account reconciliations-unresolved amounts over 30 calendar days		
12b Open transfers over 40 calendar days not confirmed		
13b Transactions in reorganization accounts over 60 calendar days		
14b Total credit/short	$	$

	# of Items	Ledger Amount	Market Value
15 Failed to deliver 5 business days or longer (21 or longer in the case of Municipal Secs)			

	# of Items	Ledger Amount	Market Value
16 Failed to receive 5 business days or longer (21 or longer in the case of Municipal Secs)			

	Amount
17 Security concentrations	
A Proprietary positions	
B Custs' accts under Rule 15c3-3	
18 Total personal capital borrowings due within 6 months	
19 Max haircuts on underwriting commitments during the pd	
20 Planned capital expenditures for business expansion during next 6 months	
21 Liabs of other individuals or orgs guaranteed by respondent	
22 Lease and rentals payable within 1 year	
23 Aggreg lease/rental commitments payable for whole term of lease	
A Gross	
B Net	

STOFAN, AGAZZI & COMPANY, INC.
DIFFERENCES IN COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FROM DEALER'S UNAUDITED COMPUTATION
December 31, 2001 and 2000

	2001		2000	
	Net Capital	Aggregate Indebtedness	Net Capital	Aggregate Indebtedness
Balance per dealer's unaudited computation (unaudited)	$502,120	$30,748	$572,765	$ 61,444
Reconciling items:				
Net audit adjustments	31,375	(5,806)	(39,915)	78,217
Non-allowable assets erroneously reported as allowable	-	-		-
BALANCE PER AUDITED FINANCIAL STATEMENTS LESS NON-ALLOWABLE ASSETS	$533,495	$ 24,942	$532,850	$139,661

FOCUS REPORT - SCHEDULE I

STOFAN, AGAZZI & COMPANY, INC. Firm ID: 007596

Report for calendar year: 2001

Or if less than 12 months,
Period beginning:
Period ending:

1 Name of Broker Dealer: STOFAN, AGAZZI & COMPANY, INC.

2 Name(s) of broker-dealers merging with respondent during reporting period:
None

District I.D.: 8A

		(Y=Yes) OR (N=No)
3	Respondent conducts a securities business exclusively with registered broker-dealers	Y
4	Respondent is registered as specialist on a natl sec exch	N
5	Respondent makes markets in the following securities:	
	a Equity	N
	b Municipals	N
	c Other debt instruments	N
6	Respondent is registered solely as a municipal bond dealer	N
7	Respondent is an insurance co. or affiliate of an insur co	N
8	Respondent carries its own public customer accounts	N

		Enter Value
9	Respondent's total number of public customers accounts (carrying firms filing X-17A-5 Part II only)	
	a Public customer accounts	
	b Omnibus accounts	

		(Y=Yes) OR (N=No)
10	Respondent clears its public cust &/or proprietary accts	N

		Mark with "1"
11	Respondent clears its public cust accts as follows:	
a	Direct Mail (New York Stk Exch members only)	
b	Self-clearing	
c	Omnibus	
d	Introducing	
e	Other	1
f	Not applicable	

		(Y=Yes) OR (N=No)
12		
a	Respondent maintains membership(s) on natl sec exch(s)	Y

		Mark with "1"
b	Natl sec exch(s) in which respondent maintains membership:	
1	American	
2	Boston	
3	CBOE	
4	Chicago	1
5	New York	
6	Philadelphia	
7	Pacific Coast	
8	Other	

FOCUS REPORT - SCHEDULE I

STOFAN, AGAZZI & COMPANY, INC. Firm ID: 007596

		Enter Value
13	Employees:	
	a Number of full-time employees	7
	b # of full-time registered reps included in 13(a)	5
14	Number of NASDAQ stocks respondent makes markets	
15	Total # of underwriting syndicates respondent was a member	
16	# of respondent's public cust transactions: Actual Estimate	
	a equity transactions effected on a natl sec exch	
	b equity transactions effected other than on natl sec exch	
	c commodity, bond, option & other transactions effected	

		(Y=Yes) OR (N=No)
17	Respondent is a member of SIPC	Y

		Enter Value
18	Number of branch offices operated by respondent	

		(Y=Yes) OR (N=No)
19	a Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	
	b Name of parent or affiliate	
	c Type of institution	
20	Respondent is an affiliate or subsidiary of a bank or foreign broker-dealer	N
21	a Respondent is a subsidiary of a registered broker-dealer	N
	b Name of parent	
22	Respondent is a subsidiary of a parent who is not a registered broker-dealer	N
23	Respondent sends qtly stmts to custs pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations	N

		Enter Value
24	Aggreg $ amt of non-exempted OTC sales of exch-listed secs	



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Board of Directors
Stofan, Agazzi, & Company, Inc.
Joliet, Illinois

In planning and performing our audit of the financial statements of Stofan, Agazzi and Company, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Securities Investors Protection Corporation, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Joliet, Illinois
January 18, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2002
365
WASH, D.C.

TABLE OF CONTENTS



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Stofan, Agazzi & Company, Inc.
Joliet, Illinois

We have audited the accompanying statements of financial condition of Stofan, Agazzi & Company, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, including the information on pages 14 through 46 that is required by rule 17a-5 of the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Joliet, Illinois
January 18, 2002

STOFAN, AGAZZI & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 5,484	$ 68,305
Temporary investments	259,071	256,462
Receivables from brokers and dealers	80,813	145,830
Income tax refunds receivable	7,620	-
Prepaid expenses	17,491	16,862
Total current assets	370,479	487,459
FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS		
Furniture and fixtures	70,579	70,579
Leasehold improvements	97,042	97,042
Total, at cost	167,621	167,621
Less accumulated depreciation	127,977	122,323
Total furniture, fixtures and leasehold improvements	39,644	45,298
OTHER ASSETS		
Deposit with NASDAQ	16,300	16,300
Deposit with clearing organization	50,000	50,000
Membership in exchange, at cost	200	200
Cash value of officers' life insurance	143,869	135,714
Total other assets	210,369	202,214
TOTAL ASSETS	$ 620,492	$ 734,971

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 2,885	$ 2,088
Accrued expenses:		
Profit sharing	16,330	71,750
Wages	-	56,000
Other	5,727	6,801
Income taxes payable	-	3,022
Total current liabilities	24,942	139,661
STOCKHOLDERS' EQUITY		
Common stock, $.50 par value, 1800 shares authorized, 900 shares issued, 800 shares outstanding	450	450
Additional paid-in capital	89,550	89,550
Retained earnings	540,847	540,607
	630,847	630,607
Treasury stock, 100 shares at cost	(35,297)	(35,297)
Total stockholders' equity	595,550	595,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 620,492	$ 734,971

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

STOFAN, AGAZZI & COMPANY, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 1,567,022	$ 2,209,614
Miscellaneous	55,827	51,918
Total revenues	1,622,849	2,261,532
EXPENSES		
Employee compensation, commissions and benefits	959,149	1,287,804
Ticket charges and floor brokerage	224,354	392,700
Payroll taxes	52,558	56,601
Operating expenses	380,078	479,445
Total expenses	1,616,139	2,216,550
Income before income taxes	6,710	44,982
PROVISION FOR INCOME TAXES, currently payable	6,470	12,800
NET INCOME	$ 240	$ 32,182
EARNINGS PER COMMON SHARE	$ 0.30	$ 40.23

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

STOFAN, AGAZZI & COMPANY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
BALANCE AT DECEMBER 31, 1999	$ 450	$ 89,550	$ 508,425	$ (35,297)
Net income	-	-	32,182	-
BALANCE AT DECEMBER 31, 2000	450	89,550	540,607	(35,297)
Net income	-	-	240	-
BALANCE AT DECEMBER 31, 2001	$ 450	$ 89,550	$ 540,847	$ (35,297)

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

STOFAN, AGAZZI & COMPANY, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 240	$ 32,182
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	5,654	7,022
Interest added to temporary investments	(2,609)	(3,195)
(Increase) decrease in cash value of life insurance	946	(6,625)
Effects of changes in operating assets and liabilities:		
Receivables from brokers and dealers	65,017	(10,430)
Income tax refunds receivable	(7,620)	730
Income taxes payable	(3,022)	3,022
Other receivables	-	20
Prepaid expenses	(629)	157
Other current assets	-	4,272
Accounts payable and accrued expenses	(111,697)	37,755
Net cash provided by (used in) operating activities	(53,720)	64,910
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from transfer of temporary investments	300,000	325,000
Purchases of temporary investments	(300,000)	(300,000)
Premiums applied to increase in cash value of life insurance	(9,101)	(9,101)
Purchases of furniture, fixtures and leasehold improvements	-	(1,719)
Deposit with NASDAQ	-	(16,300)
Net cash used in investing activities	(9,101)	(2,120)
NET INCREASE (DECREASE) IN CASH	(62,821)	62,790
CASH, BEGINNING OF YEAR	68,305	5,515
CASH, END OF YEAR	$ 5,484	$ 68,305

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

STOFAN, AGAZZI & COMPANY, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2001 and 2000

Stofan, Agazzi & Company, Inc. was incorporated on April 1, 1978, in the state of Delaware. The Company's principal business activity is to purchase and sell securities as agent or broker for its customers consisting of individuals and various types of businesses located primarily in the Joliet, Illinois area. The Company's fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING BASIS AND COMMISSION REVENUE AND EXPENSE

The Company maintains its books on the accrual basis of accounting. Securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

TEMPORARY INVESTMENTS

Temporary investments consist of certificates of deposit and money market accounts and are carried at cost, which approximates market value.

FULLY DISCLOSED METHOD OF OPERATIONS

The Company transacts business on a fully disclosed basis with City Securities, Inc. of Indianapolis, Indiana. All customers' positions and balances are carried on the books of City Securities, Inc.

FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS

Furniture and fixtures are depreciated using accelerated methods over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, five to thirty-nine years.

ADVERTISING COSTS

The Company expenses advertising costs when paid.

This information is an integral part of the accompanying financial statements.

NOTE 1 - MEMBERSHIP IN EXCHANGE

The market value of the membership in exchange (Chicago Stock Exchange) was $60,000 at December 31, 2001, and $190,000 at December 31, 2000. The market value was determined by reference to information provided by the exchange based on the last sale of a membership in 2001 and 2000.

The Company leases their exchange membership to a third party. The lease expired in August 2000 and has continued under an informal month to month agreement. Rental income recognized from this lease was $42,200 and $33,200 in December 31, 2001 and 2000, respectively.

NOTE 2 - OFFICERS' LIFE INSURANCE

The Company is the beneficiary of life insurance policies carried on its officers. The cash surrender values and face amounts of the policies are as follows:

	Face Amount of Policies		Cash Surrender Value	
Officer	**2001**	**2000**	**2001**	**2000**
George M. Stofan	$ 262,500	$ 262,500	$ 113,682	$ 107,392
Robert A. Agazzi	159,000	159,000	30,187	28,322
Total	$ 421,500	$ 421,500	$ 143,869	$ 135,714

NOTE 3 - COMMON STOCK AND EARNINGS PER COMMON SHARE

Earnings per common share was computed by dividing net income for the year by the weighted average number of common shares outstanding during the year, 800 shares for 2001 and 2000.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital, as defined, of $533,495 and $532,850, respectively, which exceeded the minimum net capital requirement of $250,000 at December 31, 2001 and 2000. The Company's aggregate indebtedness to net capital ratio, as defined, was .05 to 1 and .3 to 1 at December 31, 2001 and 2000, respectively, which were below the maximum ratio allowed.

NOTE 5 - TOTAL RENT EXPENSE AND LEASE COMMITMENTS

The Company leases office equipment and automobiles under operating leases from Stofan Leasing Company, a related party through common ownership. The office equipment lease, which expired in November 2000, has continued on a month to month basis and requires a $90 monthly payment. Future minimum lease payments under these leases are $27,780 for each of the two years ending December 31, 2002 and 2003.

Total rental expense under these leases was $27,780 and $25,380 for the years ended December 31, 2001 and 2000, respectively.

The Company also rents office space from a related party partnership under an informal month to month agreement requiring payments of $5,000 per month for 2001 and 2000. Total rent expense under this lease was $60,000 for each of the years ended December 31, 2001 and 2000.

NOTE 6 - ADVERTISING COSTS

Total advertising costs recognized by the Company for the years ended December 31, 2001 and 2000 were $40,107 and $33,870, respectively.

NOTE 7 - RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers employees meeting the plans eligibility requirements. Contributions to the plan were $8,273 and $74,727 for the years ended December 31, 2001 and 2000, respectively. In addition, the Company has a 401(k) profit sharing plan. The Company is obligated to match 25% of the aggregate salary reduction contribution made by the employees to the extent the aggregate contribution does not exceed 5% of eligible compensation. Company contributions to the 401(k) plan were $10,482 and $11,524 for the years ended December 31, 2001 and 2000, respectively.

NOTE 8 - INCOME TAXES

A reconciliation of the provision for income taxes at the statutory federal tax rates to the Company's actual provision for income taxes is as follows:

	2001	2000
Computed at federal statutory rates	$ 1,000	$ 6,700
State income taxes, net of federal tax benefit	1,100	3,500
Nondeductible expenses	4,370	2,600
Total provision for income taxes	$ 6,470	$ 12,800

NOTE 9 - CASH FLOW DISCLOSURES

Cash paid for income taxes was $17,185 in 2001 and $9,048 in 2000. There was no cash paid for interest in 2001 or 2000. There were no noncash investing and financing transactions for the years ended December 31, 2001 and 2000.

SUPPLEMENTAL INFORMATION

STOFAN, AGAZZI & COMPANY, INC.
SCHEDULES OF OPERATING EXPENSES
Years Ended December 31, 2001 and 2000

	2001	2000
Advertising	$ 40,107	$ 33,870
Legal and professional fees	12,206	19,810
Travel, promotion and entertainment	22,524	23,615
Contributions	1,030	1,192
Dues and subscriptions	19,297	21,467
Insurance	81,309	80,504
Office supplies and postage	26,639	24,081
Miscellaneous, including errors and omissions	9,133	25,145
Rent	60,000	60,000
Repairs and maintenance	6,408	8,653
Equipment rental	27,780	25,380
Outside contractors	3,542	7,445
News service	7,636	19,164
Telephone	12,838	19,590
Utilities	8,209	8,883
Penalties	73	-
Registration and other fees	15,992	13,998
Profit sharing and 401(k) contribution	18,755	86,251
Depreciation	5,654	7,022
Officers' life insurance expense, net	946	(6,625)
TOTAL OPERATING EXPENSES	$ 380,078	$ 479,445